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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Register.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75914G 10 1
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP NO. 75914G 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard D. Forman

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use only

4.	Citizenship United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	2,146,267*
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	2,146,267*
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,165,103**

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)	9.1% based on shares outstanding as of December 31, 2003.

12.	Type of Reporting Person: IN

* Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC, of which Mr. Forman is the Managing Member, (ii) warrants to purchase 393,050 shares of common stock and (iii) 265,240 shares of common stock held by Mr. Forman. Excludes 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman's spouse is the trustee and his daughters are the beneficiaries of the trust.

** Represents (i) 1,487,977 shares of common stock held by RDF Ventures, LLC, (ii) warrants to purchase 393,050 shares of common stock, (iii) 265,240 shares of common stock held by Mr. Forman and (iv) 18,836 shares of common stock held by RDF 1999 Family Trust. Mr. Forman disclaims beneficial ownership of the shares held by RDF 1999 Family Trust.

Page 2 of 6 pages

CUSIP NO. 75914G 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RDF Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group

         (a)

         (b)

3.	SEC Use only

4.	Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,487,977
	6.	Shared Voting Power	-0-
	7.	Sole Dispositive Power	1,487,977
	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,487,977

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)	6.3% based on shares outstanding as of December 31, 2003.

12.	Type of Reporting Person: CO

Page 3 of 6 pages

Item 1.

(a)	Name of Issuer Register.com, Inc.

(b)	Address of Issuer's Principal Executive Offices 575 Eighth Avenue 11th Floor New York, NY 10018

Item 2.

(a)	Name of Person Filing This statement is filed by and on behalf of: (i) Richard D. Forman and (ii) RDF Ventures, LLC, of which Mr. Forman is the Managing Member.

(b)	Address of Principal Business Offices or, if none, Residence The business address for Mr. Forman and RDF Ventures, LLC is: Apartment 10B 180 Riverside Drive New York, New York 10024

(c)	Citizenship

United States (Richard D. Forman); Delaware (RDF Ventures, LLC)

(d)	Title of Class of Securities Common Stock, Par Value $0.0001 per share.

(e)	CUSIP Number 75914G 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

See items 5-11 of cover sheets hereto.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 11, 2004

By: /s/ Richard D. Forman Richard D. Forman

RDF Ventures, LLC

By: /s/ Richard D. Forman Richard D. Forman Managing Member

Page 5 of 6 pages

EXHIBITS

Exhibit I	Joint Filing Agreement, dated February 12, 2001 among the signatories to this Schedule 13G (Incorporated by reference to the Schedule 13G filed on February 13, 2003).

Page 6 of 6 pages